Exhibit 99.1

15 March 2018
Midatech Pharma PLC
("Midatech" or the "Company")

Midatech announces changes in Senior Management Team

Midatech (AIM: MTPH, Nasdaq: MTP), the international specialty pharmaceutical company focused on developing and commercialising products in oncology and immunotherapy, today announces that Dr Jim Phillips, CEO, will step down at the end of May 2018 after having served the Company for five years. The Board has appointed Dr Craig Cook MD, MBA (currently Chief Operating Officer and Head of Research & Development) to succeed Dr Phillips as CEO and proposed Board member from 1 June 2018, following a transition period of approximately three months in order to ensure a smooth handover.

The Board of Directors is also pleased to announce the promotion of Dr Steve Damment, currently Senior Vice President of Translational Medicine, to the role of Head of Research & Development previously held by Dr Cook.

Dr Cook, who joined Midatech in April 2014, has more than 20 years of international experience in the pharmaceutical, biomedical and high technology sectors including roles across a range of therapeutic areas covering both drug development and medical affairs. He has established and successfully led several healthcare initiatives, and held increasingly senior appointments at Johnson & Johnson, Eli Lilly, Novartis Pharma, and Serono Biotech. He is a qualified physician with a BSc in Pharmacology, a Diploma in Anaesthesiology, and an MBA from London Business School.

Dr Steve Damment is an experienced leader in drug development with a long record of advancing drug candidates through key development milestones to successful product registration, initially at Glaxo-Wellcome and then at Shire as Head of Biosciences. Since joining Midatech in 2015, Steve has been deeply involved in its key development programmes.

Rolf Stahel, Non-Executive Chairman of the Board, said: “I would like to thank Jim for his contribution over the last five years and wish him every success in his future endeavours. Under his dedicated leadership the Company has transformed since 2013 from an academic entity to a publicly-funded, commercially-focused biotech company with strong prospects. We are also fortunate that in Dr Cook we have an internal candidate who can take over responsibility as CEO, ensuring continuity and a controlled handover. Craig will provide strong leadership, demonstrated expertise, a deep understanding of the business, and a relentless focus on delivery of key value-driving programs to take Midatech into its next phase of growth. We have every confidence that Craig, together with his senior management team, will drive Midatech to a successful future.”

Dr Jim Phillips, Chief Executive Officer of Midatech Pharma, said: “After five years building Midatech into a fast-growth, high potential specialty pharmaceutical company, I am delighted that Craig will take over the reins as the Company completes its key clinical programmes and moves to file product registrations over the coming years. I leave the business with a very capable and strong leader with an excellent team to support him.”

Dr Craig Cook, Chief Executive Officer-designate, said: “I am excited to build on the very strong foundation and ambitious momentum established by Jim, and to lead Midatech at this crucial time as we take our key research programs into clinical development. The fundamentals of Midatech are strong, with our promising technologies underpinning a compelling pipeline of oncology and immunotherapy assets. We are well positioned and have a clear strategy to deliver transformative therapies for patients with devastating rare oncology diseases.”

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR).

- Ends -

For more information, please contact:

Midatech Pharma PLC
Rolf Stahel, Non-Executive Chairman
Jim Phillips, CEO
Nick Robbins-Cherry, CFO
Tel: +44 (0)1235 841575
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Corporate Finance
Freddy Crossley / Ryan McCarthy
Broking
Tom Salvesen
Tel: +44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan / Nick Brown
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)
Chris Brinzey
Tel: +1 339 970 2843
Email: chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC
Midatech is an international specialty pharmaceutical company focused on the research and development of a pipeline of medicines for oncology and immunotherapy, and marketing these through its established US commercial operation which includes four cancer care supportive products and two further co-promoted products. Midatech's strategy is to internally develop oncology products, and to drive growth both organically and through strategic acquisitions. The Company's R&D activities are focused on three innovative platform technologies to deliver drugs at the "right time, right place": gold nanoparticles ("GNPs") to enable targeted delivery; Q-Sphera polymer microspheres to enable sustained release ("SR") delivery; and Nano Inclusion ("NI") to provide local delivery of therapeutics, initially to the brain. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.100 staff in four countries. For further company information see: www.midatechpharma.com

Forward-Looking Statements
Certain statements in this press release may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements regarding the ability of Midatech to successfully test, manufacture, produce or commercialize products for conditions using the nanoparticle and sustained release drug delivery platforms, and the ability for products in development to achieve positive clinical results, and the ability to meet or achieve timelines associated with pre-clinical studies, clinical trials or regulatory submissions. Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.